Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended March 31, 2014

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2013 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 4, 2014. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“C$” refers to the lawful currency of Canada.

“DIFM,” an acronym for “do-it-for-me,” refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles.

“DIY,” an acronym for “do-it-yourself,” refers to consumers who themselves perform the maintenance and repair work needed on their vehicles.

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“OEM/OES” refers to original equipment manufacturers and to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued on January 26, 2011.

“Senior Secured Credit Facilities” refers to (i) a $300.0 million senior secured term loan facility, or the “Senior Secured Term Loan Facility”, and (ii) a $75.0 million senior secured revolving credit facility, or the “Senior Secured Revolving Credit Facility”, each of which was entered into on January 26, 2011.

The “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“UCI” refers to United Components, Inc., a wholly-owned direct subsidiary of UCI International, Inc.

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

With respect to our customers, “AutoZone” refers to AutoZone, Inc. and “GM” refers to General Motors Company.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	we may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2013 Annual Report on Form 20-F, filed with the SEC on March 4, 2014; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, the audited condensed consolidated balance sheet as of December 31, 2013 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery and cooling systems products and vehicle electronics products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the three months ended March 31, 2014 and the year ended December 31, 2013, 77% and 78% of our net sales, including OES channel sales, respectively, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 44,300 unique part numbers. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales, including related party sales to FRAM Group, includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 5,800 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors.

Historically high crude oil prices in 2008 and corresponding historically high retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. While miles driven have increased four of the five years since 2008, with the exception of a 2.2% decrease in 2011, the increases have been small and intermittent, mirroring the U.S. economic recovery. Compared to the prior year, miles driven increased 1.6%, 0.6%, 0.8% and 0.6% in 2009, 2010, 2012 and 2013, respectively. Miles driven during the three months ended March 31, 2014 increased 0.4% compared to the three months ended March 31, 2013.

Our net sales are impacted by consumer discretionary spending for auto repairs by the end-users of our products. For example, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 through December 2011. Although U.S. average gasoline prices were similar in December 2011 and December 2013, there remained a significant amount of volatility in gasoline prices as evidenced by quarterly increases ranging from 8.8% to 17.7% in three of the last eight quarters and decreases ranging from 2.2% to 14.0% in the other five quarters. The spikes in gasoline prices reflect the near record highs reached in March, April and September of 2012. Average gasoline prices during the three months ended March 31, 2014 decreased 4.7% compared to the three months ended March 31, 2013, but increased 3.4% compared to the three months ended December 31, 2013.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 44,300 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

It is also important to note that net sales to AutoZone accounted for 28.2% and 29.2% of our total net sales for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone could result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

In addition, as result of long life-cycle OEM contracts, which went into production in 2013, net sales with GM were 14.0% and 10.1% of total net sales for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance, warehousing, distribution and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

With the slight recovery being experienced in the general U.S. economy, we have experienced increases in certain commodities costs and extended supply lead times as a result of suppliers having reduced their capacity during the economic downturn. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the Chinese yuan. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the three months ended March 31, 2014, the U.S. dollar was unchanged against the Mexican peso. However, the U.S. dollar strengthened against the Mexican peso by 4.3% when compared to the exchange rate at March 31, 2013. During 2013, we completed a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S.-sourced inventory purchased by our Mexican operations, and thereby reduced our currency exposure risk related to these inventory purchases.

In addition, the value of the Chinese yuan decreased 2.9% against the U.S. dollar during the three months ended March 31, 2014 and increased 0.3% during the three months ended March 31, 2013. As a result, the costs of goods imported from China that are denominated in Chinese yuan have increased.

We attempt to mitigate the effects of cost increases and foreign currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement cost savings initiatives during the first three months of 2014. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Tight controls over discretionary spending are expected to continue. These cost savings actions help offset the adverse impact of higher material and other costs.

We are realizing cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” During 2012, we conducted a comprehensive review of our business with the assistance of third party consultants and identified a number of additional profit improvement opportunities. We continue to review our business for additional cost saving opportunities. We have detailed plans regarding these opportunities that have been or are currently being implemented.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily include executive, accounting, selling, marketing and administrative personnel salaries and fringe benefits, marketing and advertising costs, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction of sales. The cost of returns of products sold by the previous supplier is recorded as a reduction to sales as incurred.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales as incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $44.1 million at March 31, 2014. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $4.4 million.

The table below provides a summary reconciliation of sales to net sales for the three months ended March 31, 2014 and March 31, 2013 (in millions):

	Three Months Ended March 31,
	2014	2013
Sales	$284.2	$270.9
Provision for warranty costs and sales returns	(17.2)	(12.2)
Provision for customer contractual sales deductions	(11.5)	(10.8)
New business costs and other	(3.9)	(2.1)

Net sales	$251.6	$245.8

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of restructuring charges.

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Identifiable Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value of the company is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the company is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows.

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value.

We also evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of March 31, 2014, we have concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million per event) for which we are responsible, which are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $8.4 million as of March 31, 2014. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.8 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our March 31, 2014 interim unaudited condensed consolidated balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.4 million accrued at March 31, 2014 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates. See Note 10 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of our environmental contingencies.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. We establish valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in tax expense in the period that includes the enactment date.

We do not provide for U.S. income taxes on undistributed earnings of our non-U.S. subsidiaries that are intended to be permanently reinvested. Where we do not intend to permanently reinvest earnings of our non-U.S. subsidiaries, we provide for U.S. income taxes and non-U.S. withholding taxes, where applicable, on undistributed earnings.

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of income tax (expense) benefit in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Results of Operations

Three Months Ended March 31, 2014 compared with the Three Months Ended March 31, 2013

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2014	2013
Net sales
Third party net sales	$237.3	$226.2
Related party net sales	14.3	19.6

Total net sales	251.6	245.8
Cost of sales	218.9	205.5

Gross profit	32.7	40.3
Gross margin %	13.0%	16.4%
Operating expenses
Selling, general and administrative	(19.3)	(26.9)
Amortization of acquired intangible assets	(5.5)	(5.6)
Restructuring costs, net	(3.1)	(0.3)

Operating income	4.8	7.5
Interest expense, net	(19.0)	(13.5)
Miscellaneous, net	(1.5)	(1.3)

Loss before income taxes	(15.7)	(7.3)
Income tax benefit	3.2	2.2

Net loss	$(12.5)	$(5.1)

Net sales. Net sales of $251.6 million for the three months ended March 31, 2014 increased $5.8 million, or 2.4%, compared to net sales of $245.8 million for the three months ended March 31, 2013. Our related party net sales decreased $5.3 million primarily due to lower retail channel sales by FRAM Group’s filtration product line and a slight increase in FRAM Group’s internally-sourced filtration products as a result of our ongoing filtration manufacturing footprint optimization project. In addition, our net sales for the three months ended March 31, 2014 benefited from $0.4 million of favorable foreign currency fluctuations in our cooling systems and filtration product lines. Our third party net sales increased by 4.9% as follows:

•	Our OEM/OES channel net sales increased $17.9 million, or 35.9%, primarily due to new OEM projects in our cooling systems product line, which had not fully launched as of March 31, 2013;

•	Our retail channel net sales were flat compared to the three months ended March 31, 2013. Volume increases of $10.9 million driven primarily by year-over-year timing of new product orders in our fuel delivery systems, cooling systems and vehicle electronics products lines and $1.1 million of favorable product mix in our cooling systems product line, were offset by $12.0 million of lower customer pricing including higher product warranty costs and new customer acquisition costs;

•	Our traditional channel net sales decreased $4.1 million, or 8.0%, primarily due to increased competition and lower pricing affecting our fuel delivery systems product line driven by improved original equipment (“OE”) product quality and other factors that have negatively impacted replacement rates and the timing of replenishment orders in our vehicle electronics product line; and

•	Our heavy-duty channel net sales decreased $2.3 million, or 8.8%, primarily due to soft market conditions and lower customer pricing in our filtration product line.

Net sales for the three months ended March 31, 2014 and 2013 for our four product lines were as follows (in millions of dollars):

	Three Months Ended March 31,
	2014	%	2013	%

Filtration	$88.4	35%	$102.5	42%
Cooling systems	70.9	28%	49.0	20%
Vehicle electronics	53.3	21%	49.7	20%
Fuel delivery systems	39.0	16%	44.6	18%

	$251.6	100%	$245.8	100%

The decrease in our filtration product line net sales was primarily the result of overall market weakness in the maintenance category across all channels, lower related party sales to FRAM Group and lower customer pricing. The increase in our cooling systems product line net sales was primarily related to the launch of OEM projects and improved retail channel sales, offset by lower retail channel pricing. The increase in our vehicle electronics product line net sales was primarily due to new product rollouts in the retail channel, partially offset by lower replenishment orders in our traditional channel and lower retail channel customer pricing including higher product warranty costs. The decrease in our fuel delivery systems product line net sales was primarily the result of increased competition and lower retail customer pricing, including higher product warranty costs, and costs to acquire new business, driven by improved OE product quality and other factors that have negatively impacted replacement rates, partially offset by the timing of new product rollouts in the retail channel and new OEM/OES channel business.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2014	2013
Gross profit, as reported	$32.7	$40.3
Adjusted for special items:
New business changeover and sales commitment costs	1.2	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.0	0.8
Business optimization costs	0.6	0.3

Adjusted gross profit	$35.5	$41.4

Adjusted gross profit percentage	14.1%	16.8%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended March 31, 2014 was $35.5 million, or 14.1% of net sales, compared to adjusted gross profit for the three months ended March 31, 2013 of $41.4 million, or 16.8% of net sales.

The lower adjusted gross profit for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 was due to several factors. During the three months ended March 31, 2014, our gross profit was negatively impacted by (i) $10.6 million in lower customer pricing including higher product warranty costs, (ii) $9.7 million due to unfavorable fixed overhead absorption rates, variable cost increases and other operating items and (iii) $2.4 million due to unfavorable product mix primarily due to new product roll-out and purchased product orders in our vehicle electronics product line. Partially offsetting these factors were (i) $14.4 million in cost savings initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations and cost reductions from improved OEM production performance in our cooling systems product line, (ii) $1.8 million from higher sales volumes in our vehicle electronics and cooling systems product lines partially offset by lower volumes in our filtration product line and (iii) $0.6 million of favorable foreign currency fluctuations.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2014	2013
Selling, general and administrative expenses, as reported	$19.3	$26.9
Adjust for special items:
Business optimization costs	(0.5)	(4.7)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	(0.4)

Adjusted selling, general and administrative expenses	$18.8	$21.8

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the three months ended March 31, 2014 were $18.8 million compared to $21.8 million for the three months ended March 31, 2013. The $3.0 million decrease was primarily the result of lower employee compensation and benefit costs and a reduction in professional fees, non-medical insurance and other costs. Adjusted selling, general and administrative expenses were 7.5% of net sales for the three months ended March 31, 2014 compared to 8.9% of net sales for the three months ended March 31, 2013.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $5.5 million and $5.6 million for the three months ended March 31, 2014 and 2013, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2014	2013
Manufacturing and distribution footprint optimization	$1.7	$0.1
Severance	1.5	0.2
Gain on sale of equipment	(0.1)	—

	$3.1	$0.3

During the three months ended March 31, 2014, we recorded (i) severance of $0.3 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iii) a gain on sale of equipment of $0.1 million associated with our now closed Mexican foundry operations.

Beginning in 2013, we initiated a manufacturing footprint optimization plan for our fuel delivery systems product line. The plan involves a workforce reduction and outsourcing of production, including relocation of associated equipment, to facilities owned by third-party component suppliers and existing facilities of our subsidiaries. The plan is anticipated to be completed by the end of the second quarter of 2014. During the three months ended March 31, 2014, we incurred $1.4 million of professional costs associated with the review of the manufacturing footprint for our fuel delivery systems product line, $0.3 million of severance costs and $0.2 million of costs associated with asset relocation and installation.

In December 2013, we approved and announced a plan to close one of our U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group. The plan will impact 232 employees with an expected plant closure date of June 30, 2014. During the three months ended March 31, 2014, termination benefits of $0.9 million were recorded in connection with this closure.

During the three months ended March 31, 2013, we recorded severance costs of $0.2 million related to involuntary terminations of employees as part of cost reduction actions and business realignment and $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of our filtration business.

For further discussion of our restructuring activities see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest expense, net. Interest expense, net was $19.0 million and $13.5 million for the three months ended March 31, 2014 and 2013, respectively. The increase was primarily the result of unrealized foreign exchange losses of $5.2 million during the three months ended March 31, 2014 arising from a $100 million intercompany loan that was established in December 2013 with one of our U.S. subsidiaries. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 8 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Interest expense of $4.0 million and $8.6 million on the Senior Secured Term Loan Facility and the Senior Notes, respectively, was unchanged from the three months ended March 31, 2013.

Miscellaneous, net. Miscellaneous, net during the three months ended March 31, 2014 and 2013 primarily consisted of $1.6 million and $1.3 million, respectively, for costs associated with the sale of receivables. The higher expense in the three months ended March 31, 2014, compared to the three months ended March 31, 2013, was due to an increase in the amount of receivables sold.

Income tax benefit. We recorded an income tax benefit of $3.2 million, or a 20.4% effective tax rate, during the three months ended March 31, 2014, on a pre-tax loss of $15.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary, partially offset by non-U.S. tax rate differences and state income taxes.

We recorded an income tax benefit of $2.2 million, or a 30.1% effective tax rate, during the three months ended March 31, 2013, on a pre-tax loss of $7.3 million. The effective tax rate differs from the U.S. federal statutory rate principally due to an increase for a benefit from permanent manufacturing deductions, reduced by provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended March 31,
	2014	2013
Net loss	$(12.5)	$(5.1)
Income tax benefit	(3.2)	(2.2)
Net interest expense	19.0	13.5
Depreciation and amortization expense	13.4	12.8

EBITDA	16.7	19.0

Restructuring costs, net (a)	3.1	0.3
New business changeover and sales commitment costs (b)	1.2	—
Business optimization costs (c)	1.1	5.0
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (d)	1.0	1.2

Adjusted EBITDA	$23.1	$25.5

Net sales	$251.6	$245.8
Adjusted EBITDA margin	9.2%	10.4%

(a)	These costs relate to various restructuring actions we have taken to align our cost structure with current market conditions. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(b)	These costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(c)	These costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(d)	These costs relate to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Liquidity and Capital Resources.”

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of March  31, 2014, we were in compliance with all covenants.

Liquidity and Capital Resources

Historical Cash Flows

Three Months Ended March 31, 2014

Net Cash Used In Operating Activities

Net cash used in operating activities was $27.4 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $1.9 million.

We used cash of $21.9 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Increases in accounts receivable, inventories and related party receivables, net resulted in the use of cash of $14.6 million, $5.4 million and $5.0 million, respectively. The increase in accounts receivable was primarily due to an increase in non-factored sales during the three months ended March 31, 2014 compared to the three months ended December 31, 2013 and a decrease in the amount of receivables factored during the three months ended March 31, 2014 compared to the three months ended December 31, 2013. The increase in inventories was primarily due to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our fuel delivery systems and filtration businesses and higher inventory requirements in our cooling systems product line to meet OEM order requirements, partially offset by the shipment of new product roll-out inventory in early 2014 in our vehicle electronics business. The increase in the related party receivables, net was primarily from the timing of payments of related party filtration sales to FRAM Group, partially offset by the collection of expense recharges. An increase in accounts payable generated cash of $3.1 million. The increase in accounts payable was due largely to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our filtration business and timing of payments, partially offset by payment of inventory costs associated with customer product shipped in early 2014 in our vehicle electronics business. Changes in all other assets and liabilities netted to a $7.4 million use of cash. This use of cash related primarily to (i) $8.6 million for the timing of interest payments on the Senior Notes, (ii) $2.8 million for timing of employee benefit plan payments including $0.8 million for pension contributions in excess of pension expense, (iii) $1.8 million for timing of payments for salary and wages, vacation and bonuses, (iv) $1.1 million for customer returned inventory in transit and (v) $0.9 million for litigation settlement payments. These items were partially offset by an increase of (i) $3.1 million in customer rebates, credits and discounts due to timing of payments, (ii) $2.0 million for timing of product warranty related expenditures, (iii) $0.8 million decrease in our federal tax receivable, (iv) $0.8 million for timing of payments for restructuring related activities, (v) $0.6 million for timing of value-added tax prepayments and (vi) $0.5 million for timing of professional fees payments.

Net Cash Used in Investing Activities

Capital expenditures of $10.6 million were used primarily for cost savings initiatives and additional capital investment requirements for long life-cycle OEM contracts. In addition, we received $0.7 million from the sale of property, plant and equipment.

Net Cash Used in Financing Activities

We made our required quarterly payment of $0.8 million on the Senior Secured Term Loan Facility.

Three Months Ended March 31, 2013

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $0.7 million. Excluding $5.0 million for business optimization costs, we generated $4.3 million of cash from operations. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $12.2 million.

We generated cash of $3.5 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. A decrease in accounts receivable and an increase in accounts payable resulted in the generation of cash of $9.6 million and $0.7 million, respectively. The decrease in accounts receivable was primarily due to an increase in factored accounts receivable during the three months ended March 31, 2013 compared to the three months ended December 31, 2012, offset in part by higher net sales during the three months ended March 31, 2013 compared to the three months ended December 31, 2012. The increase in accounts payable was due largely to the increase in inventories. The increase in inventories resulted in a use of cash of $1.8 million. The $1.8 million increase in inventories was primarily due to a build of inventories to meet order requirements early in the second quarter of 2013. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group and the timing of payments, partially offset by the collection of expense recharges resulted in a use of cash of $5.0 million. Changes in all other assets and liabilities netted to a $16.4 million use of cash. This use of cash related primarily to (i) a $8.5 million reduction in accrued interest related primarily to the timing of the semi-annual interest payment on the Senior Notes, (ii) $6.9 million increase in our federal tax receivable due to current period losses, (iii) $3.0 million for timing of bonus and profit sharing payments and (iv) $1.7 million for timing of professional fee payments. These items were partially offset by increases of $1.9 million and $1.5 million in customer rebates and credits and insurance, respectively.

Net Cash Used in Investing Activities

Capital expenditures of $7.3 million were used primarily for cost savings initiatives.

Net Cash Used in Financing Activities

We made a required excess cash flow prepayment of $1.4 million on the Senior Secured Term Loan Facility. The excess cash flow payment was applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013.

Debt Capitalization

At March 31, 2014 and December 31, 2013, we had $38.6 million and $76.6 million of cash and cash equivalents, respectively. Non-U.S. cash balances at March 31, 2014 and December 31, 2013 were $11.9 million and $16.2 million, respectively.

The following table details our debt outstanding as of March 31, 2014 and December 31, 2013 (in millions):

	March 31, 2014	December 31, 2013
Senior Secured Term Loan Facility	$290.3	$291.0
Senior Notes	400.0	400.0
Capital lease obligations	0.2	0.3
Economic development loan	0.4	0.4
Unamortized original issue discount	(0.5)	(0.6)

	690.4	691.1
Less:
Current maturities	3.2	3.2

Long-term debt	$687.2	$687.9

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At March 31, 2014, given our debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is $54.8 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.7 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at March 31, 2014 was 0.153%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on March 31, 2014 (in millions).

Remainder of 2014	$2.4
2015	3.2
2016	3.1
2017	282.2
2018	—
Thereafter	400.0

$690.9

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At March 31, 2014, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $110.9 million and $93.8 million of receivables during the three months ended March 31, 2014 and 2013, respectively. If receivables had not been factored, $296.7 million and $261.1 million of additional receivables would have been outstanding at March 31, 2014 and December 31, 2013, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume the level of factored accounts receivable will not vary by more than 10% from the $296.7 million level at March 31, 2014.

Short-Term and Long-Term Liquidity Outlook

Our wholly-owned subsidiary, UCI International, Inc., is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2014 are expected to be approximately $47 million including equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased, expenditures related to our OEM contracts and ongoing manufacturing footprint optimization projects. The remaining forecasted capital expenditures primarily represent cost reduction projects and ongoing capital maintenance.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, owns FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

Our and FRAM Group’s businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our own existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders. Where our production has been relocated to FRAM Group’s filtration manufacturing locations, FRAM Group manufactures and supplies product to us in order to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 32 million units for FRAM Group in 2014 and FRAM Group is expected to produce 4 million units for us.

Joint Services Agreement

We entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA had an initial term of one year that is automatically renewed for additional one-year periods unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than letters of credit and operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. SIG Combibloc Group AG (“SIG”) is a subsidiary of Reynolds Group Holdings Limited (“RGHL”), the sole indirect owner of which is Mr. Graeme Hart, and thereby an affiliate of Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan’s business includes selling carton sleeves to Iran Dairy Industries Co. – Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three months ended March 31, 2014, SIG Obeikan’s gross sales to IDIC were approximately €0.5 million and its net profit from such sales was approximately €0.4 million. SIG Obeikan intends to continue this activity.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than U.S. dollar. In 2013, approximately 9% of our net sales were made by our non-U.S. subsidiaries, and our total non-U.S. net sales represented approximately 18% of our total net sales.

The following table summarizes the potential impact on sales for the year ended December 31, 2013 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2013 Sales	Potential Impact
Euro	$47.2	$4.7
Mexican peso	21.6	2.2
British pound	14.4	1.4
Chinese yuan	6.6	0.7

Sales for the year ended December 31, 2013 are not necessarily indicative of sales expected for the year ending December 31, 2014. In particular, our sales denominated in Mexican peso could be significantly impacted by implemented restructuring activities.

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	March 31, 2014 Net Asset Value	Potential Impact
Euro	$30.0	$3.0
Mexican peso	13.8	1.4
British pound	1.2	0.1

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2014, we expect to source approximately $113 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. The value of the yuan increased 2.0% during the period January 1, 2012 through March 31, 2014. From January 1, 2014 to March 31, 2014, the value of the Chinese yuan decreased by 2.9%.

Prior to 2012, our Mexican operations sourced a significant amount of inventory from the United States. In 2012, we initiated, and during 2013 we completed, a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S.-sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the three months ended March 31, 2014, there was no change in the Mexican peso to U.S. dollar exchange rate.

In December 2013, we established a $100 million, U.S. dollar denominated, intercompany loan with one of our subsidiaries. A strengthening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will increase. Conversely, a weakening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will decrease. During the three months ended March 31, 2014, the value of the New Zealand dollar against the U.S. dollar increased 5.1% and we recognized non-cash unrealized foreign exchange losses of $5.2 million, which are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in interest expense, net. A 10% change in the relationship of the U.S. dollar to the New Zealand dollar would result in a $11.6 million potential impact from unrealized foreign exchange gains or losses. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 8 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of March 31, 2014, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At March 31, 2014 debt levels and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be $54.8 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.4 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one-month unadjusted LIBO Rate at March 31, 2014 was 0.153%. We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of interest rate fluctuations on our variable rate debt.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of March 31, 2014.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended March 31, 2014, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Antitrust Litigation

Starting in 2008, UCI and Champion Laboratories, Inc. (“Champion”) were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law (collectively, the “U.S. Actions”). Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, beginning in 1999. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and the “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. During 2012, the settlement agreement was executed, approved by the court and finalized.

Canadian Actions

In 2008, Champion, but not UCI, was named as one of five defendants in the Quebec Action and as one of 14 defendants in the Ontario Action. The Quebec Action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The Ontario Action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, which was recorded and paid by Champion to a trust account for the benefit of the settlement class members in the Canadian Actions during the year ended December 31, 2013. The settlement of the Ontario Action was approved by the court in January 2014. A hearing on approval of the settlement of the Quebec Action was held in January 2014, but the court did not make a ruling on the settlement at that time.

During each of the three months ended March 31, 2014 and 2013, we incurred post-trial costs of less than $0.1 million related to the Canadian Actions, which are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in selling, general and administrative.

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst of North America, Inc. (“Hengst”), on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claims that certain of Champion’s products infringe on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. The settlement includes the payment of $2.2 million by Champion to Hengst, a license from Hengst to Champion of certain intellectual property in exchange for royalty payments, $0.8 million in rebates granted to Champion for future purchases by Champion of Hengst products and the dismissal with prejudice of this case. As of December 31, 2013, Champion accrued $2.2 million for the settlement. During the three months ended March 31, 2014, Champion made scheduled payments of $0.9 million. The remainder of the payments will be made as follows: $0.25 million each on or before July 1, 2014 and October 1, 2014, and $0.2 million on or before July 1 of each year 2015 through 2018.

Product Recall

In January 2014, we were notified by one of our customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. As of March 31, 2014, we had reserves of $0.6 million for the estimated costs of the recall in the interim unaudited condensed consolidated balance sheet, which were recorded as of December 31, 2013. The estimate included costs of replacement parts and labor and other costs associated with the recall.

During the year ended December 31, 2012, we recalled certain defective products manufactured by our Chinese operations and distributed by our Spanish subsidiary. During the three months ended March 31, 2014, we did not record any additional provision for this matter. As of March 31, 2014, we had paid $1.0 million (€0.7 million) of costs related to this matter and a remaining accrual of $0.1 million (€0.1 million) is recorded in the interim unaudited condensed consolidated balance sheet. We believe that we have insurance coverage for a significant percentage of the costs related to this matter. As of March 31, 2014, we had filed claims totaling $1.0 million (€0.7 million) with our insurance carrier and received reimbursement for claims and product recall costs totaling $0.9 million (€0.6 million), including $0.1 million (€0.1 million) received during the three months ended March 31, 2014, under our insurance coverage, which was recorded in warranty expenses.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2013 Annual Report on Form 20-F, as filed with the SEC on March 4, 2014.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Bruce M. Zorich, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Bruce M. Zorich

Bruce M. Zorich
President and Chief Executive Officer

Date: May 7, 2014

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: May 7, 2014

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Bruce M. Zorich, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Bruce M. Zorich

Bruce M. Zorich
President and Chief Executive Officer

Date: May 7, 2014

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: May 7, 2014

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$38,554	$76,619
Accounts receivable, net	236,180	221,872
Related party receivables (Note 11)	22,105	17,179
Inventories (Note 4)	207,814	202,412
Deferred tax assets	31,403	30,256
Other current assets	22,584	22,776

Total current assets	558,640	571,114
Property, plant and equipment, net	171,744	168,772
Goodwill	309,644	309,703
Other intangible assets, net (Note 5)	367,313	373,433
Deferred financing costs, net	13,878	14,622
Other long-term assets	4,712	4,115

Total assets	$1,425,931	$1,441,759

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$155,080	$152,052
Current maturities of long-term debt (Note 8)	3,165	3,176
Related party payables (Note 11)	529	587
Product returns liability (Note 7)	44,061	42,031
Interest payable	4,456	13,081
Accrued expenses and other current liabilities (Note 6)	58,042	58,665

Total current liabilities	265,333	269,592
Long-term debt, less current maturities (Note 8)	687,178	687,860
Pension and other post-retirement liabilities	61,565	62,256
Deferred tax liabilities	120,225	122,983
Long-term related party payables (Note 11)	362	361
Other long-term liabilities	2,807	2,925

Total liabilities	1,137,470	1,145,977
Contingencies (Note 10)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(30,027)	(17,485)
Accumulated other comprehensive loss (Note 14)	(1,550)	(6,771)

Total shareholder’s equity	288,461	295,782

Total liabilities and shareholder’s equity	$1,425,931	$1,441,759

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2014	2013
Net sales
Third party net sales	$237,314	$226,224
Related party net sales (Note 11)	14,310	19,633

Total net sales	251,624	245,857
Cost of sales	218,901	205,577

Gross profit	32,723	40,280
Operating expenses
Selling, general and administrative	(19,329)	(26,877)
Amortization of acquired intangible assets	(5,547)	(5,544)
Restructuring costs, net (Note 2)	(3,095)	(320)

Operating income	4,752	7,539
Other expense
Interest expense, net (Note 8)	(18,951)	(13,455)
Miscellaneous, net	(1,558)	(1,331)

Loss before income taxes	(15,757)	(7,247)
Income tax benefit	3,215	2,190

Net loss	(12,542)	(5,057)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	5,191	(135)
Pension and OPEB liabilities, net of tax of ($19) and ($391)	30	632

Total other comprehensive income	5,221	497

Comprehensive loss	$(7,321)	$(4,560)

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net loss attributable to equity holder	$(12,542)	$(5,057)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,425	12,845
Amortization of deferred financing costs and debt issuance costs	819	774
Gain on sale of property, plant and equipment	(101)	14
Unrealized foreign exchange losses	5,242	—
Deferred income taxes	(4,864)	3,566
Other non-cash items, net	(39)	25
Changes in operating assets and liabilities:
Accounts receivable	(14,599)	9,557
Related party receivables, net	(4,984)	(5,002)
Inventories	(5,437)	(1,808)
Other current assets	184	(7,128)
Other assets	(28)	6
Accounts payable	3,058	757
Accrued expenses and other current liabilities	(6,800)	(9,375)
Other long-term liabilities	(760)	176

Net cash used in operating activities	(27,426)	(650)

Cash flows from investing activities:
Capital expenditures	(10,576)	(7,284)
Proceeds from sale of property, plant and equipment	740	21

Net cash used in investing activities	(9,836)	(7,263)

Cash flows from financing activities:
Debt repayments	(768)	(1,452)

Net cash used in financing activities	(768)	(1,452)
Effect of exchange rate changes on cash	(35)	213

Net decrease in cash and cash equivalents	(38,065)	(9,152)
Cash and cash equivalents at the beginning of period	76,619	78,917

Cash and cash equivalents at the end of period	$38,554	$69,765

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Unaudited)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2013	$320,038	$(5,243)	$(43,634)	$271,161
Net loss	—	(5,057)	—	(5,057)
Other comprehensive income, net of tax	—	—	497	497

Balance at March 31, 2013	$320,038	$(10,300)	$(43,137)	$266,601

Balance at January 1, 2014	$320,038	$(17,485)	$(6,771)	$295,782
Net loss	—	(12,542)	—	(12,542)
Other comprehensive income, net of tax	—	—	5,221	5,221

Balance at March 31, 2014	$320,038	$(30,027)	$(1,550)	$288,461

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel delivery and cooling systems products and vehicle electronics products. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements.

The financial statements for the three months ended March 31, 2014 and 2013 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2013 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 4, 2014.

Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Comparatives

Certain comparative balances for the three months ended March 31, 2013 have been reclassified conform to the current method of presentation.

Recently Adopted Accounting Guidance

On January 1, 2014, Holdings adopted the amendments to guidance issued by the FASB on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The amendments require entities to present an unrecognized tax benefit netted against certain deferred tax assets when specific requirements are met. The adoption of this guidance did not have a material impact on the financial position, results of operations or cash flows of Holdings.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Recently Issued Accounting Guidance

There was no new accounting guidance issued by the FASB during the three months ended March 31, 2014 that was deemed to be applicable to Holdings.

NOTE 2 — RESTRUCTURING COSTS, NET

During the three months ended March 31, 2014 and 2013, Holdings incurred costs related to various cost reduction activities which are reported in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2014	2013
Manufacturing and distribution footprint optimization	$1.7	$0.1
Severance	1.5	0.2
Gain on sale of equipment	(0.1)	—

	$3.1	$0.3

During the three months ended March 31, 2014, Holdings recorded: (i) severance of $0.3 million, related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iii) a gain on sale of equipment of $0.1 million associated with its now closed Mexican foundry operations.

Beginning in 2013, Holdings initiated a manufacturing footprint optimization plan for its fuel delivery systems product line. The plan involves a workforce reduction and outsourcing of production, including relocation of associated equipment, to facilities owned by third-party component suppliers and existing facilities of Holdings’ subsidiaries. The plan is anticipated to be completed by the end of the second quarter of 2014. During the three months ended March 31, 2014, Holdings incurred $1.4 million of professional costs associated with the review of the manufacturing footprint for its fuel delivery systems product line, $0.3 million of severance costs associated with the termination of 61 employees and $0.2 million of costs associated with asset relocation and installation.

In December 2013, Holdings approved and announced a plan to close one of its U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of Holdings existing U.S. facilities and one facility operated by FRAM Group, the automotive consumer products business of Autoparts Holdings Limited (“Autoparts Holdings”). The plan will impact 232 employees with an expected plant closure date of June 30, 2014. Employees have been offered termination benefit packages, comprised of severance and medical insurance coverage, contingent on the employees working to the plant closure date or an earlier date at management’s discretion. Termination benefits are estimated to total $2.2 million. During the three months ended March 31, 2014, termination benefits of $0.9 million were recorded. As of March 31, 2014, $1.2 million of termination benefits had been accrued. The owned manufacturing facility and equipment that will not be transferred to other Holdings or FRAM Group facilities will be disposed of once the facility has been closed. Holdings recorded impairment charges of $1.8 million to write down land, building and equipment to estimated net realizable value in the fourth quarter of 2013.

During the three months ended March 31, 2013, Holdings recorded severance of $0.2 million related to involuntary terminations of employees as part of cost reduction actions and business realignment and $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of the filtration business.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table summarizes the activity in accrued restructuring reserves, including pension curtailments and settlements, during the three months ended March 31, 2014 and 2013 (in millions):

	Severance Costs	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2013	$1.4	$—	$—	$1.4
Charges	1.5	—	1.6	3.1
Usage	(0.7)	—	(1.6)	(2.3)

Balance at March 31, 2014	$2.2	$—	$—	$2.2

Balance at December 31, 2012	$1.3	$0.9	$—	$2.2
Charges	0.2	—	0.1	0.3
Usage	(0.8)	(0.2)	(0.1)	(1.1)

Balance at March 31, 2013	$0.7	$0.7	$—	$1.4

The severance, pension curtailment and settlements and other restructuring related accruals are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities.

NOTE 3 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $110.9 million and $93.8 million of receivables were sold during the three months ended March 31, 2014 and 2013, respectively.

If receivables had not been factored, $296.7 million and $261.1 million of additional receivables would have been outstanding at March 31, 2014 and December 31, 2013, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.6 million and $1.3 million for the three months ended March 31, 2014 and 2013, respectively. These costs are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in miscellaneous, net.

NOTE 4 — INVENTORIES

The components of inventories were as follows (in millions):

	March 31, 2014	December 31, 2013
Raw materials	$67.4	$63.9
Work in process	35.4	34.5
Finished products	105.0	104.0

	$207.8	$202.4

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 5 — OTHER INTANGIBLE ASSETS

The components of other intangible assets were as follows (in millions):

			March 31, 2014				December 31, 2013
	Amortizable Life	Weighted Average Remaining Life	Gross	Accumulated Amortization	Effect of Foreign Currency	Net	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	10 years	$283.6	$(69.9)	$(0.1)	$213.6	$219.1
Trademarks	5 years	2 years	0.6	(0.4)	—	0.2	0.2
Trademarks	Indefinite	Indefinite	149.0	—	—	149.0	149.0
Integrated software system	5 years	2 years	11.0	(6.5)	—	4.5	5.1

			$444.2	$(76.8)	$(0.1)	$367.3	$373.4

The aggregate intangible amortization expense charged to the interim unaudited condensed consolidated statements of comprehensive income (loss) was $6.1 million for both the three months ended March 31, 2014 and 2013. The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
Remainder of 2014	$16.7	$1.6
2015	22.2	2.2
2016	22.2	0.7
2017	22.1	—
2018	22.1	—

NOTE 6 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	March 31, 2014	December 31, 2013
Rebates, credits and discounts due to customers	$16.9	$13.8
Taxes payable	8.8	9.4
Insurance	8.4	7.9
Vacation pay	4.5	4.3
Salaries and wages	4.1	3.2
Bonuses	2.6	5.5
Restructuring reserves	2.2	1.4
Employee benefit plans	1.7	3.7
Professional fees	1.0	1.5
Environmental	1.0	1.0
Accrued litigation	0.8	1.5
Other	6.0	5.5

	$58.0	$58.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 7 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for parts to be returned under warranty and for parts to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns.

Changes in Holdings’ product returns accrual were as follows (in millions):

	Three Months Ended March 31,
	2014	2013
Beginning of period	$42.0	$46.0
Expenditures	(10.5)	(11.2)
Provisions	12.6	10.2

End of period	$44.1	$45.0

NOTE 8 — DEBT

Debt is summarized as follows (in millions):

	March 31, 2014	December 31, 2013
Senior Secured Term Loan Facility	$290.3	$291.0
Senior Notes	400.0	400.0
Capital lease obligations	0.2	0.3
Economic development loan	0.4	0.4
Unamortized original issue discount	(0.5)	(0.6)

	690.4	691.1
Less:
Current maturities	3.2	3.2

Long-term debt	$687.2	$687.9

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, Inc., as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). At both March 31, 2014 and December 31, 2013, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $7.3 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.7 million. At March 31, 2014 and December 31, 2013, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Senior Secured Credit Facilities. Holdings and its subsidiaries also must comply

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

with a minimum interest coverage ratio covenant and a maximum senior secured leverage ratio covenant. Holdings and its subsidiaries also have annual limitations on capital expenditures. In addition, there is an annual excess cash flow prepayment provision. Holdings is required to make mandatory prepayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Facilities) if the senior secured leverage ratio is greater than 2.0 to 1.0, or 25% of Excess Cash Flow if the senior secured leverage ratio is less than or equal to 2.0 to 1.0. Holdings was not required to make a prepayment based upon the excess cash flow calculation for the year ended December 31, 2013. At March 31, 2014 and December 31, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of March 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, L.P., a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven.

Future repayments

Below is a schedule of required future repayments of all debt outstanding on March 31, 2014 (in millions).

Remainder of 2014	$2.4
2015	3.2
2016	3.1
2017	282.2
2018	—
Thereafter	400.0

$690.9

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). During the three months ended March 31, 2014 and 2013, less than $0.1 million and $0.3 million, respectively, of interest was capitalized.

	Three Months Ended March 31,
	2014	2013
Interest expense
Senior Secured Term Loan Facility	$4.0	$4.0
Senior Notes	8.6	8.6
Other	0.4	0.1
Unrealized foreign exchange losses	5.2	—
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	0.3
Senior Notes	0.3	0.3
Senior Secured Revolving Credit Facility	0.1	0.1
Original issue discounts	0.1	0.1

Total interest expense	19.0	13.5
Interest income	—	—

Interest expense, net	$19.0	$13.5

In December 2013, Holdings established a $100 million, U.S. dollar denominated, intercompany loan with one of its U.S. subsidiaries. The non-cash unrealized foreign exchange losses arose from a weakening of the U.S. dollar against the New Zealand dollar. The intercompany loan is eliminated upon consolidation, but in accordance with GAAP the impact of currency exchange rate fluctuations is recorded in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

NOTE 9 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The following are the components of net periodic pension expense (in millions):

	Three Months Ended March 31,
	2014	2013
Service cost	$0.2	$0.2
Interest cost	3.3	3.0
Expected return on plan assets	(3.8)	(4.0)
Amortization of prior service costs and unrecognized loss	—	0.9

	$(0.3)	$0.1

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Other Post-retirement Benefits

The following are the components of net periodic other post-retirement expense (in millions):

	Three Months Ended March 31,
	2014	2013
Service cost	$0.1	$0.1
Interest cost	0.2	0.1
Amortization of prior service costs and unrecognized loss	—	0.1

	$0.3	$0.3

NOTE 10—CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites, including a former facility in Edison, New Jersey (the “New Jersey Site”), and at a previously owned site in Solano County, California (the “California Site”). Both sites involve the investigation of chlorinated solvent contamination. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.3 million accrued at March 31, 2014 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky, a former manufacturing site and at an EPA Superfund site in Mayville, Wisconsin. As of March 31, 2014, UCI International had reserves of $0.1 million for settlement and remediation costs of these sites, the majority of which is anticipated to be spent in the next year. On April 16, 2014, Holdings reached a settlement agreement for the Mayville, Wisconsin site for less than $0.1 million. Accruals as of March 31, 2014 are sufficient to cover the settlement.

As of March 31, 2014, environmental liability accruals of $1.0 million and $0.4 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the interim unaudited condensed consolidated balance sheet. As of December 31, 2013, environmental liability accruals of $1.0 million and $0.5 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the interim unaudited condensed consolidated balance sheet.

Antitrust Litigation

Starting in 2008, UCI and Champion Laboratories, Inc. (“Champion”) were named as defendants in class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999. Others actions were putative class

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, beginning in 1999. The complaints (collectively, the “U.S. Actions”) sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and the “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. During 2012, the settlement agreement was executed, approved by the court, paid and finalized.

Canadian Actions

In 2008, Champion, but not UCI, was named as one of five defendants in the Quebec Action and as one of 14 defendants in the Ontario Action. The Quebec Action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The Ontario Action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, which was recorded and paid by Champion to a trust account for the benefit of the settlement class members in the Canadian Actions during the year ended December 31, 2013. The settlement of the Ontario Action was approved by the court in January 2014. A hearing on approval of the settlement of the Quebec Action was held in January 2014, but the court did not make a ruling on the settlement at that time.

During each of the three months ended March 31, 2014 and 2013, Holdings incurred post-trial costs of less than $0.1 million, related to the Canadian Actions, which are included in selling, general and administrative in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst of North America, Inc. (“Hengst”), on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claims that certain of Champion’s products infringe on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. During the three months ended March 31, 2014, Champion made scheduled payments of $0.9 million. The remainder of the payments will be made as follows: $0.25 million each on or before July 1, 2014 and October 1, 2014, and $0.2 million on or before July 1 of each year 2015 through 2018.

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. As of March 31, 2014, Holdings had reserves of $0.6 million for the estimated costs of the recall in the interim unaudited condensed consolidated balance sheet, which were recorded as of December 31, 2013. The estimate included costs of replacement parts and labor and other costs associated with the recall.

During the year ended December 31, 2012, Holdings recalled certain defective products manufactured by its Chinese operations and distributed by its Spanish subsidiary. During the three months ended March 31, 2014, Holdings did not record any additional provision for this matter. As of March 31, 2014, Holdings had paid $1.0 million (€0.7 million) of costs related to this matter and a remaining accrual of $0.1 million (€0.1 million) is recorded in the interim unaudited condensed consolidated balance sheet. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of March 31, 2014, Holdings has filed claims totaling $1.0 million (€0.7 million) with its insurance carrier and received reimbursement for claims and product recall costs totaling $0.9 million (€0.6 million), including $0.1 million (€0.1 million) received during the three months ended March 31, 2014, under its insurance coverage, which was recorded in warranty expenses.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on its financial condition or results of operations.

NOTE 11 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the three months ended March 31, 2014 and 2013, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Autoparts Holdings; and

•	Reynolds Group Holdings Limited.

The nature and amounts of the transactions entered into with these related parties are described further below.

	Transaction values		Balance outstanding as of
In millions	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	March 31, 2014	December 31, 2013

Related Party Receivables
Autoparts Holdings
Recharges (credit) of services (a)	$(1.6)	$4.1	$(3.0)	$(2.3)
Joint services agreement	2.5	1.5	2.2	0.4
Sale of goods	14.3	19.6	23.6	20.0
Asset (purchase) sales	0.3	—	0.3	(0.1)
Purchase of goods	(0.9)	(0.4)	(0.9)	(0.7)
State income taxes	—	—	(0.1)	(0.1)

			22.1	17.2

Related Party Payables
Autoparts Holdings
Purchase of goods	0.1	0.2	0.5	0.4
Reynolds Group Holdings Limited
Recharges of services	—	0.2	—	0.2

			0.5	0.6

Long-Term Related Party Payables
Autoparts Holdings
Deferred income taxes	—	—	0.4	0.4

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Unless otherwise disclosed below, the nature and terms of all related party transactions and repayment terms are the same as disclosed in Holdings’ annual financial statements for the year ended December 31, 2013.

(a)	During the three months ended March 31, 2014 and 2013, Holdings incurred total credits of $1.6 million and costs of $8.9 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group, business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharges of services in the table are for FRAM Group’s share of these costs.

NOTE 12 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended March 31,
	2014	2013
United States	$203.1	$207.7
Mexico	11.4	5.6
Canada	10.3	7.7
France	3.8	4.0
United Kingdom	3.4	4.2
Germany	3.3	2.4
China	2.4	1.8
Spain	1.6	1.8
Other	12.3	10.6

	$251.6	$245.8

Net long-lived assets by country were as follows (in millions):

	March 31, 2014	December 31, 2013
United States	$785.3	$791.4
China	51.6	49.5
Spain	20.1	20.5
Mexico	8.7	8.2
Other	1.6	1.0

	$867.3	$870.6

NOTE 13 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three months ended March 31, 2014 and 2013, no assets were adjusted to their fair values on a non-recurring basis.

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 205,800 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. In addition, on March 13, 2014 and April 2, 2014, Holdings entered into commodity-based derivative financial instruments to acquire a total of 102,900 gallons of diesel fuel ratably over during the period January 1, 2015 through June 30, 2015. Holdings entered into the contracts to commercially hedge the cost of diesel fuel and did not enter into the contracts for speculative purposes. Holdings elected not to document and account for the contracts as effective hedges for accounting purposes, but rather as financial instruments. The cost of entering into the contracts was nil. Changes in the market values of the fuel hedge contracts will be recognized in income as a component of cost of sales in the interim unaudited condensed consolidated statements of comprehensive income (loss). During the three months ended March 31, 2014, the unrealized gain on these contracts was less than $0.1 million.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings - The carrying amount of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt - The fair value of the Senior Notes was $390.0 million and $406.0 million at March 31, 2014 and December 31, 2013, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $291.3 million and $291.0 million at March 31, 2014 and December 31, 2013, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the economic development loan was $0.4 million at both March 31, 2014 and December 31, 2013. Since there is no ready market for this type of loan, discounted cash flows were used taking into consideration bond ratings and LIBOR futures. These inputs are considered to be Level 2.

The estimated fair values of the fuel contracts at March 31, 2014 were less than $0.1 million and the changes in the fair values were recorded as components of cost of sales in the interim unaudited condensed consolidated statement of comprehensive income (loss). The estimated fair values of the fuel contracts were based on information provided by an independent third party who participates in the trading market for financial instruments similar to the fuel contracts. Due to the infrequency of trades of similar financial instruments, this input is considered to be Level 2 input.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 14 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below presents the changes in accumulated other comprehensive income (loss) by component for the following periods:

	Three Months Ended March 31,
	2014	2013
Foreign currency translation
Beginning of period	$(1.5)	$(2.8)
Net gain (loss) on foreign currency translation	5.2	(0.1)

End of period	$3.7	$(2.9)

Pension and other post-retirement benefits
Beginning of period	$(5.3)	$(40.8)
Amortization of unrecognized loss included in net loss, net of tax (a)	—	0.6

End of period	$(5.3)	$(40.2)

Total accumulated other comprehensive loss as of March 31	$(1.6)	$(43.1)

(a)	These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension expense and net periodic post-retirement expense (see Note 9 for additional details).

NOTE 15 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended March 31,
	2014	2013
Interest	$21.7	$21.5
Income taxes (net of refunds)	$—	$0.5

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at March 31, 2014 and December 31, 2013, were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $11.9 million and $16.2 million at March 31, 2014 and December 31, 2013, respectively.

Income tax matters

During the three months ended March 31, 2014, Holdings recorded an income tax benefit of $3.2 million, or a 20.4% effective tax rate, on a pre-tax loss of $15.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary, partially offset by non-U.S. tax rate differences and state income taxes.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three months ended March 31, 2013, Holdings recorded an income tax benefit of $2.2 million, or a 30.1% effective tax rate, on a pre-tax loss of $7.3 million. The effective tax rate differs from the U.S. federal statutory rate principally due to an increase for a benefit from permanent manufacturing deductions, reduced by provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the three months ended March 31, 2014, sales to two customers, AutoZone, Inc. (“AutoZone”) and General Motors Company (“GM”), accounted for 28.2% and 14.0% of total net sales, respectively. For the three months ended March 31, 2013, sales to a single customer, AutoZone, accounted for 29.1% of total net sales. No other customer accounted for more than 10% of total net sales for the three months ended March 31, 2014 and 2013. At March 31, 2014 and December 31, 2013, the receivable balances from AutoZone were $127.9 million and $129.1 million, respectively. At March 31, 2014 and December 31, 2013, the receivable balances from GM were $24.7 million and $17.6 million, respectively.

Capital stock

At both March 31, 2014 and December 31, 2013, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 16 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 8.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes (c) certain of the U.S. subsidiaries, which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet (Unaudited)

March 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$38,554	$—	$4	$3,026	$23,648	$11,876
Intercompany receivables - current	—	(225,285)	—	175,939	28,038	21,308
Accounts receivable, net	236,180	—	—	—	216,126	20,054
Related party receivables	22,105	—	—	—	22,105	—
Inventories	207,814	—	—	—	178,803	29,011
Deferred tax assets	31,403	—	—	1,466	28,407	1,530
Other current assets	22,584	—	—	2,210	15,089	5,285

Total current assets	558,640	(225,285)	4	182,641	512,216	89,064
Property, plant and equipment, net	171,744	—	—	—	125,593	46,151
Investment in subsidiaries	—	(955,318)	187,484	668,776	99,058	—
Goodwill	309,644	—	—	—	278,571	31,073
Other intangible assets, net	367,313	—	—	—	360,473	6,840
Intercompany receivables - non-current	—	(105,564)	100,559	—	5,005	—
Deferred financing costs, net	13,878	—	—	13,878	—	—
Other long-term assets	4,712	—	569	—	3,365	778

Total assets	$1,425,931	$(1,286,167)	$288,616	$865,295	$1,384,281	$173,906

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$155,080	$—	$—	—	125,055	30,025
Current maturities of long-term debt	3,165	—	—	3,000	159	6
Related party payables	529	—	20	—	20	489
Intercompany payables - current	—	(225,285)	—	730	199,490	25,065
Product returns liability	44,061	—	—	—	43,762	299
Interest payable	4,456	—	—	4,456	—	—
Accrued expenses and other current liabilities	58,042	—	135	496	50,179	7,232

Total current liabilities	265,333	(225,285)	155	8,682	418,665	63,116
Long-term debt, less current maturities	687,178	—	—	686,704	446	28
Long-term related party payables	362	—	—	—	362	—
Pension and other post-retirement liabilities	61,565	—	—	—	60,757	808
Deferred tax liabilities	120,225	—	—	(17,575)	132,905	4,895
Intercompany payables - non-current	—	(105,564)	—	—	100,559	5,005
Other long-term liabilities	2,807	—	—	—	1,811	996
Total shareholder’s equity (deficit)	288,461	(955,318)	288,461	187,484	668,776	99,058

Total liabilities and shareholder’s equity (deficit)	$1,425,931	$(1,286,167)	$288,616	$865,295	$1,384,281	$173,906

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$76,619	$—	$1	$3,026	$57,407	$16,185
Intercompany receivables - current	—	(237,446)	—	191,260	25,594	20,592
Accounts receivable, net	221,872	—	—	—	203,577	18,295
Related party receivables	17,179	—	—	—	17,179	—
Inventories	202,412	—	—	—	173,253	29,159
Deferred tax assets	30,256	—	—	1,456	27,887	913
Other current assets	22,776	—	—	2,156	14,619	6,001

Total current assets	571,114	(237,446)	1	197,898	519,516	91,145
Property, plant and equipment, net	168,772	—	—	—	125,462	43,310
Investment in subsidiaries	—	(966,882)	195,733	671,628	99,521	—
Goodwill	309,703	—	—	—	278,569	31,134
Other intangible assets, net	373,433	—	—	—	366,333	7,100
Intercompany receivables - non-current	—	(105,071)	100,066	—	5,005	—
Deferred financing costs, net	14,622	—	—	14,622	—	—
Other long-term assets	4,115	—	—	—	3,344	771

Total assets	$1,441,759	$(1,309,399)	$295,800	$884,148	$1,397,750	$173,460

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$152,052	$—	$—	$—	$119,775	$32,277
Current maturities of long-term debt	3,176	—	—	3,000	176	—
Related party payables	587	—	17	—	191	379
Intercompany payables - current	—	(237,446)	—	1,317	213,079	23,050
Product returns liability	42,031	—	—	—	41,758	273
Interest payable	13,081	—	—	13,081	—	—
Accrued expenses and other current liabilities	58,665	—	1	800	51,773	6,091

Total current liabilities	269,592	(237,446)	18	18,198	426,752	62,070
Long-term debt, less current maturities	687,860	—	—	687,379	461	20
Long-term related party payables	361			—	361	—
Pension and other post-retirement liabilities	62,256	—	—	—	61,448	808
Deferred tax liabilities	122,983	—	—	(17,162)	135,140	5,005
Intercompany payables - non-current	—	(105,071)	—	—	100,066	5,005
Other long-term liabilities	2,925	—	—	—	1,894	1,031
Total shareholder’s equity (deficit)	295,782	(966,882)	295,782	195,733	671,628	99,521

Total liabilities and shareholder’s equity (deficit)	$1,441,759	$(1,309,399)	$295,800	$884,148	$1,397,750	$173,460

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended March 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$251,624	$(37,205)	$—	$—	$236,154	$52,675
Cost of sales	218,901	(37,205)	—	(6)	211,262	44,850

Gross profit	32,723	—	—	6	24,892	7,825
Operating expenses
Selling, general and administrative	(19,329)	—	—	(182)	(17,280)	(1,867)
Amortization of acquired intangible assets	(5,547)	—	—	—	(5,309)	(238)
Restructuring costs, net	(3,095)	—	—	—	(2,986)	(109)

Operating income (loss)	4,752	—	—	(176)	(683)	5,611
Other expense
Interest (expense) income, net	(18,951)	—	(5,241)	(13,726)	(5)	21
Intercompany interest	—	—	492	5,568	(5,998)	(62)
Miscellaneous, net	(1,558)	—	1	—	(1,566)	7

Income (loss) before income taxes	(15,757)	—	(4,748)	(8,334)	(8,252)	5,577
Income tax (expense) benefit	3,215	—	423	2,928	1,376	(1,512)

Net income (loss) before equity in earnings of subsidiaries	(12,542)	—	(4,325)	(5,406)	(6,876)	4,065
Equity (deficit) in earnings of subsidiaries	—	6,963	(8,217)	(2,811)	4,065	—

Net income (loss)	$(12,542)	$6,963	$(12,542)	$(8,217)	$(2,811)	$4,065

Comprehensive income (loss)	$(7,321)	$(32,385)	$16,394	$(2,996)	$2,410	$9,256

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended March 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$245,857	$(27,988)	$—	$—	$232,453	$41,392
Cost of sales	205,577	(27,988)	—	—	195,871	37,694

Gross profit	40,280	—	—	—	36,582	3,698
Operating expenses
Selling, general and administrative	(26,877)	—	—	(5,002)	(19,412)	(2,463)
Amortization of acquired intangible assets	(5,544)	—	—	—	(5,310)	(234)
Restructuring costs, net	(320)	—	—	—	(44)	(276)

Operating income (loss)	7,539	—	—	(5,002)	11,816	725
Other expense
Interest expense, net	(13,455)	—	—	(13,482)	(4)	31
Intercompany interest	—	—	—	5,568	(5,489)	(79)
Miscellaneous, net	(1,331)	—	1	—	(1,328)	(4)

Income (loss) before income taxes	(7,247)	—	1	(12,916)	4,995	673
Income tax (expense) benefit	2,190	—	—	4,711	(1,995)	(526)

Net income (loss) before equity in earnings of subsidiaries	(5,057)	—	1	(8,205)	3,000	147
Equity (deficit) in earnings of subsidiaries	—	1,764	(5,058)	3,147	147	—

Net income (loss)	$(5,057)	$1,764	$(5,057)	$(5,058)	$3,147	$147

Comprehensive income (loss)	$(4,560)	$(3,955)	$300	$(4,561)	$3,644	$12

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Three Months Ended March 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(27,426)	$—	$3	$750	$(29,915)	$1,736

Cash flows from investing activities:
Capital expenditures	(10,576)	—	—	—	(7,936)	(2,640)
Proceeds from sale of property, plant and equipment	740	—	—	—	354	386

Net cash used in investing activities	(9,836)	—	—	—	(7,582)	(2,254)
Cash flows from financing activities:
Debt repayments	(768)	—	—	(750)	(15)	(3)
Intercompany dividend (paid) received	—	—	—	—	3,753	(3,753)

Net cash used in financing activities	(768)	—	—	(750)	3,738	(3,756)
Effect of exchange rate changes on cash	(35)	—	—	—	—	(35)

Net (decrease) increase in cash and cash equivalents	(38,065)	—	3	—	(33,759)	(4,309)
Cash and cash equivalents at beginning of period	76,619	—	1	3,026	57,407	16,185

Cash and cash equivalents at end of period	$38,554	$—	$4	$3,026	$23,648	$11,876

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Three Months Ended March 31, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(650)	$—	$—	$(22,581)	$23,884	$(1,953)

Cash flows from investing activities:
Capital expenditures	(7,284)	—	—	—	(6,504)	(780)
Proceeds from sale of property, plant and equipment	21	—	—	—	—	21

Net cash used in investing activities	(7,263)	—	—	—	(6,504)	(759)
Cash flows from financing activities:
Debt repayments	(1,452)	—	—	(1,436)	(16)	—
Change in intercompany indebtedness	—	—	—	—	14	(14)

Net cash used in financing activities	(1,452)	—	—	(1,436)	(2)	(14)
Effect of exchange rate changes on cash	213	—	—	—	—	213

Net (decrease) increase in cash and cash equivalents	(9,152)	—	—	(24,017)	17,378	(2,513)
Cash and cash equivalents at beginning of period	78,917	—	1	61,565	4,921	12,430

Cash and cash equivalents at end of period	$69,765	$—	$1	$37,548	$22,299	$9,917